GrabAGun Digital Holdings Inc.

214 Brazilian Avenue, Suite 200-J

Palm Beach, FL 33480

VIA EDGAR

June 16, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Stringer Suying Li Cara Wirth Dietrich King

Re:	GrabAGun Digital Holdings Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 2, 2025
File No. 333-286021

Ladies and Gentlemen:

GrabAGun Digital Holdings Inc. (“Pubco”) and Metroplex Trading Company LLC (doing business as GrabAGun.com) (“GrabAGun”, and together with Pubco, the “Co-Registrants” or “we”, “our” or “us”), hereby submit the Co-Registrants’ responses to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 13, 2025, regarding the Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”) submitted to the Commission on June 2, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Co-Registrants’ response. In response to the Staff’s comments, the Co-Registrants are filing via Edgar a revised draft registration statement (the “Amended Registration Statement”) simultaneously with the submission of this response letter. Capitalized terms used but not defined in this correspondence have the meanings set forth in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 filed June 2, 2025

Background of the Business Combination, page 106

1.	We note your revised disclosure in response to prior comment 3. Please clarify whether Michael Seifert and Omeed Malik have direct experience and/or knowledge about the firearms industry.

Response:

The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 109 of the Amended Registration Statement to address the Staff’s comment.

Guideline Financial Analysis

GrabAGun Information, page 118

2.	We note your revised disclosure in response to prior comment 6, including your statement that “ the Colombier Board did not determine that there was a need to change the Colombier Board’s recommendation that Colombier shareholders approve the Merger Agreement and proposed transactions comprising the Business Combination.” Please revise to explain why the Colombier Board did not consider whether there was a need to change its recommendation, whether the Board expects to meet to make a determination or recommendation before the business combination, and if not, why not.

Response:

The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 118 of the Amended Registration Statement to address the Staff’s comment.

Information about GrabAGun, page 185

3.	We note that you have provided certain information for the twelve months ended March 31, 2025. Please revise the various metrics presented on pages 187 and 197 to also present information for the three month period ended March 31, 2025. Additionally, on page 185, where you state that you had “positive net income for both periods,” please revise to include the net income amount for each of the three month periods ended March 31, 2025 and 2024.

Response:

The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages 185, 187, 188 and 197 of the Amended Registration Statement to address the Staff’s comment.

General

4.	We note your Form 425 filed May 30, 2025, which includes a transcript of the narrative of a video posted to YouTube on May 29, 2025, and includes the following statement “[b]anks have dropped gun companies with zero warning. Insurance companies cancel policies the second they hear FFL. Credit card processors have been bullied into tracking gun sales using merchant codes.” Please revise your risk factor disclosure, as necessary, to address any material risks associated with the ability of GrabAGun to obtain, and retain, banking, insurance, payment processing or any other services necessary to its business due to the nature of its business.

Response:

The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 57 of the Amended Registration Statement to address the Staff’s comment.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Meredith Laitner, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300 or GrabAGun’s legal counsel, Spencer Feldman, Esq., of Olshan Frome Wolosky LLP, at (212) 451-2234.

Sincerely,

By:	/s/ Omeed Malik
Name:	Omeed Malik
Title:	Chief Executive Officer

By:	/s/ Marc Nemati
Name:	Marc Nemati
Title:	Chief Executive Officer Metroplex Trading Company LLC

cc:	Meredith Laitner, Ellenoff Grossman & Schole LLP
Spencer Feldman, Olshan Frome Wolosky LLP